UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Marina Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.006 per share

(Title of Class of Securities)

56804Q102

(CUSIP Number)

Ford S. Worthy, Esq.

Pappas Ventures

2520 Meridian Parkway

Suite 400

Durham, NC 27713

(919) 998-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 56804Q102	Page 2 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). A.M. Pappas Life Science Ventures III, LP I.D. No. 20-0098369
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 301,270 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 301,270 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 301,270 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 1.8% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	Based on 16,937,661 shares of the Issuer’s common stock outstanding as of February 8, 2013 as reported by the Issuer in its Amendment No. 3 to Registration Statement on Form S-1 filed on February 14, 2013, and on 301,270 shares of the Issuer’s common stock issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of March 24, 2014.

SCHEDULE 13D

CUSIP No. 56804Q102	Page 3 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). PVIII CEO Fund, LP I.D. No. 20-1167774
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 18,730 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 18,730 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,730 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 0.0% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(2)	Based on 16,937,661 shares of the Issuer’s common stock outstanding as of February 8, 2013 as reported by the Issuer in its Amendment No. 3 to Registration Statement on Form S-1 filed on February 14, 2013, and on 18,730 shares of the Issuer’s common stock issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of March 24, 2014.

SCHEDULE 13D

CUSIP No. 56804Q102	Page 4 of 8

1.	NAMES OF REPORTING PERSONS AMP&A Management III, LLC I.D. No. 20-0098387
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 320,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 320,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 320,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 1.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(3)	Based on 16,937,661 shares of the Issuer’s common stock outstanding as of February 8, 2013 as reported by the Issuer in its Amendment No. 3 to Registration Statement on Form S-1 filed on February 14, 2013, and on 320,000 shares of the Issuer’s common stock issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of March 24, 2014.

SCHEDULE 13D

CUSIP No. 56804Q102	Page 5 of 8

1.	NAMES OF REPORTING PERSONS A. M. Pappas & Associates, LLC I.D. No. 56-1990526
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 320,000 (See Item 5)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 320,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 320,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 1.9% (4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(4)	Based on 16,937,661 shares of the Issuer’s common stock outstanding as of February 8, 2013 as reported by the Issuer in its Amendment No. 3 to Registration Statement on Form S-1 filed on February 14, 2013, and on 320,000 shares of the Issuer’s common stock issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of March 24, 2014.

SCHEDULE 13D

CUSIP No. 56804Q102	Page 6 of 8

Schedule 13D

EXPLANATORY NOTE: The following constitutes Amendment No. 3 to the Schedule 13D filed by the Reporting Persons (“Amendment No. 3”). This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 2, 2010, as amended by Amendment No. 1 on May 31, 2011 and Amendment No. 2 on July 18, 2011 (the “Schedule 13D”), as specifically set forth herein. Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by deleting the last two sentences of the last paragraph of Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety by the following:

The Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth below:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Subparagraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety by the following:

As of the date of this Amendment No. 3:

(i) Pappas Ventures III directly owns, and has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 301,270 shares of Common Stock of the Issuer, which includes 301,270 shares of Common Stock of the Issuer issuable in connection with the exercise of warrants exercisable within 60 days of March 24, 2014 and represents approximately 1.8% of the Issuer’s outstanding Common Stock (based on 16,937,661 shares of the Issuer’s Common Stock outstanding as of February 8, 2013 as reported by the Issuer in its Amendment No. 3 to Registration Statement on Form S-1 filed on February 14, 2013);

(ii) CEO III directly owns, and has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 18,730 shares of Common Stock of the Issuer, which includes 18,730 shares of Common Stock of the Issuer issuable in connection with the exercise of warrants exercisable within 60 days of March 24, 2014 represents approximately 0.0% of the Issuer’s outstanding Common Stock (based on 16,937,661 shares of the Issuer’s Common Stock outstanding as of February 8, 2013 as reported by the Issuer in its Amendment No. 3 to Registration Statement on Form S-1 filed on February 14, 2013);

(iii) Management III is the general partner of each of the Pappas Funds, and has a management agreement with Pappas whereby Pappas provides management services for the Pappas Funds. Consequently Management III may be deemed to be the beneficial owner of any shares owned directly by the Pappas Funds. Management III disclaims beneficial ownership of the shares held by the Pappas Funds, except to the extent of its pecuniary interest therein; and

(iv) Due to its arrangements with the Pappas Funds, Pappas’s investment committee has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 320,000 shares of Common Stock of the Issuer, which

SCHEDULE 13D

CUSIP No. 56804Q102	Page 7 of 8

includes 320,000 shares of Common Stock of the Issuer issuable in connection with the exercise of warrants exercisable within 60 days of March 24, 2014 and represents approximately 1.9% of the Issuer’s outstanding Common Stock (based on 16,937,661 shares of the Issuer’s Common Stock outstanding as of February 8, 2013 as reported by the Issuer in its Amendment No. 3 to Registration Statement on Form S-1 filed on February 14, 2013).

Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(c) In the past 60 days, the Reporting Persons effected the following additional transactions in the Common Stock of the Issuer:

•	On December 26, 2013, Pappas Ventures III disposed of 47,074 shares of Common Stock of the Issuer, and CEO III disposed of 2,926 shares, at a weighted-average price per share of $0.3543 (at prices ranging from $0.34 per share to $0.48 per share, inclusive). The transactions were effected by the Pappas Funds transferring the shares from their brokerage accounts in open market sales.

•	On December 27, 2013, Pappas Ventures III disposed of 235,367 shares of Common Stock of the Issuer, and CEO III disposed of 14,633 shares, at a weighted-average price per share of $0.3038 (at prices ranging from $0.29 per share to $0.35 per share, inclusive). The transactions were effected by the Pappas Funds transferring the shares from their brokerage accounts in open market sales.

•	On December 31, 2013, Pappas Ventures III disposed of 214,980 shares of Common Stock of the Issuer, and CEO III disposed of 13,365 shares, at a weighted-average price per share of $0.3003 (at prices ranging from $0.30 per share to $0.41 per share, inclusive). The transactions were effected by the Pappas Funds transferring the shares from their brokerage accounts in open market sales.

The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this subparagraph (c) of Item 5 of the Schedule 13D.

Subparagraph (e) of Item 15 of the Schedule 13D is hereby added as follows:

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities on December 27, 2013. Accordingly, this Amendment No. 3 constitutes an exit filing for each of the Reporting Persons.

SCHEDULE 13D

CUSIP No. 56804Q102	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2014

A.M. PAPPAS LIFE SCIENCE VENTURES III, LP

	By:	AMP&A Management III, LLC General Partner

	By:	/s/ Ford S. Worthy
		Name:	Ford S. Worthy
		Title:	Partner & Chief Financial Officer

PV III CEO FUND, LP

	By:	AMP&A Management III, LLC General Partner

	By:	/s/ Ford S. Worthy
		Name:	Ford S. Worthy
		Title:	Partner & Chief Financial Officer

AMP&A MANAGEMENT III, LLC

	By:	/s/ Ford S. Worthy
		Name:	Ford S. Worthy
		Title:	Partner & Chief Financial Officer

A. M. PAPPAS & ASSOCIATES, LLC

	By:	/s/ Ford S. Worthy
		Name:	Ford S. Worthy
		Title:	Partner